David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, NY 11563
Tel. (516) 887-8200
Fax (516) 887-8250

April 18, 2012

BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Julie F. Rizzo

Re: WNS Studios, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on March 8, 2012
File Number 333-172050

Dear Ms. Rizzo:

On behalf of WNS Studios, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No.3 to Registration Statement on Form S-1/A (the "Amendment”) in response to the Commission's comment letter, dated March 22, 2012 (the “Comment Letter”), with reference to Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission.

In addition to the Amendment, the Company supplementally responds to all the Commission's comments as follows:

Prospectus Summary, page 3

Use of proceeds, page 4

1.             We note your response to our prior comment 11. Please revise this section to disclose that you anticipate requiring no less than $24,120 for the next 12 months if you do not commence operations as disclosed on page 23 and provide your monthly burn rate if you do not commence operations. Please similarly provide your monthly burn rate if you do not commence operations in the Plan of Operation section on page 22.

Response:  The disclosure in Use of Proceeds has been revised to indicate that the Company estimates requiring $24,120, or $2,010 on a monthly basis, if it does not commence operations. Disclosure in the Plan of Operations section has been revised to include the monthly burn rate.

Going Concern Considerations, page 4

2.             We note your response to our prior comment 6 and reissue because we cannot find revisions in response to this comment in your disclosure. Please revise the first paragraph of this section to disclose your cumulative losses from inception. Please similarly revise the second full risk factor on page 6.

Response:   Disclosure in the first paragraph under Going Concern Considerations and in the second full risk factor on page 6 has been revised to disclose the Company’s cumulative losses from inception.

3.             While we note your disclosure in the second paragraph of this section that sufficient funds may not be available from external sources and that the lack of sufficient funding could cause you to substantially curtail or cease operations, the third paragraph of this section indicates that you have the ability to borrow up to $126,275 from P&G Holdings LLC. Please revise your disclosure here and elsewhere in the prospectus, such as in the first full risk factor on page 9 and the third to last full paragraph on page 23, as appropriate for consistency or advise.

Response:  The referenced disclosure has been revised to indicate the Company’s ability to borrow up to $126,275 from P&G Holdings LLC.

Risk Factors, page 6

The market for penny stocks has experienced numerous frauds and abuses, page 10

4.             Please revise this risk factor to include a discussion of the specific risks to your business or advise.

Response:  The risk factor has been deleted as it is inapplicable as the Company currently has no market for its shares. Furthermore, the Amendment contains a risk factor relating to the risks inherent with having a penny stock.

Determination of Offering Price, page 14

5.             We note your response to our prior comment 12 and reissue. Please advise why the selling shareholders will sell their shares of common stock at a fixed price of $0.05 for the duration of the offering when you have disclosure elsewhere in the filing that suggests you intend to seek a quotation of the common stock on the OTC Bulletin Board ("OTCBB"). Please explain to us how the offering by the selling shareholders is independent of your intent to obtain a quotation on the OTCBB. Please also advise whether you plan to seek the quotation on the OTCBB after the completion of the selling shareholders' offering.

Response:  As we discussed with the Commission, the offer and sale by the selling shareholders is independent of the Company seeking to obtain a quotation of the common stock on the OTCBB. The Company plans to seek the quotation on the OTCBB after the completion of the selling shareholders’ offering independently and regardless of the resale offering by the selling shareholders sale of their issued and outstanding shares.  The selling shareholders will sell their shares at a fixed price until such time at the common stock is quoted on the OTCBB; at that time, such selling shareholders can sell their shares at prevailing market prices.

Description of Business, page 20

6.             We note your response to our prior comment 13 and reissue because you have not made any revisions in this section in response to our prior comment. Your description of business section should include information about your principal products or services, your distribution methods, and your competitive position and conditions. In addition, please revise to explain how you plan to generate revenue. Please refer to Item 101(h) of Regulation S-K.

Response:  The description of the business section in the Amendment has been revised in accordance with the comments of the Commission.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Overview; Plan of Operation, page 22

7.             We note your response to our prior comment 14 and reissue. Please revise significantly to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step. In addition, briefly describe your anticipated advertising and marketing efforts.

Response:  The Plan of Operation section has been revised to disclose the Company’s detailed plan to become operational through to revenue generation.

8.             We note your response to our prior comment 15 and reissue in part. Please revise to discuss your liquidity needs on a long-term basis.

Response:  Disclosure regarding the Company’s liquidity needs has been added to the Plan of Operation section.

9.             We note your disclosure that you will require no less than $24,120 even if you don't commence operations. However, your rent, legal, accounting and telephone expenses listed on page 23 total $23,720. Please revise to include the additional $400 in expenses you anticipate incurring or advise.

Response:   The disclosure has been revised to include the additional $400 in expenses.

Liquidity and Capital Resources, page 24

10.             We note your response to our prior comment 18 and reissue. We note your disclosure that you are indebted to P&G Holdings LLC in the amount of $27,595. Please revise to disclose when you incurred this debt and how these funds were used.

Response:  The disclosure has been revised to indicate how the debt was incurred and how the funds were used.

Directors. Executive Officers. Promoters and Control Persons, page 24

Directors and Executive Officers, page 24

11.             Please revise the second paragraph of this section to include information regarding Mr. Gross' involvement in P&G Holdings, LLC as we note that in several places throughout the filing there is disclosure indicating that Mr. Gross owns 33% of this company.

Response: The referenced disclosure has been revised to include Mr. Gross’ interest in P&G Holdings, LLC.

Financial Statements, page F-l

General

12.             Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

Response:  The Company’s financial statements have been updated to comply with Rule 8-08 of Regulation S-X.

Note 10: Exclusive Agreement, page F-10

13.             Please refer to prior 21. We still note reference to Watermark Studios, Inc. on pages 6 and 20 where you disclose your right to promote, syndicate, and sell any movies made or produced by Watermark. As requested in our prior comment, please confirm our understanding that this studio never physically existed, or advise if our understanding is not correct. Otherwise, given the lack of physical existence of the studio, revise your filing to eliminate all references to being a studio production agent of Watermark, including removing exhibits 10.2 and 10.9 from the Exhibits section on page II-3.

Response:  Watermark does exist as a company but has not engaged in any business to date.  Accordingly, all references to the Company being a studio production agent of Watermark have been deleted. Exhibits 10.2 and 10.9 have been also deleted.

Part II

Recent Sales of Unregistered Securities, page II-2

14.             We note your response to our prior comment 22. It appears based on your disclosure on page 15 that you sold 900,000 shares in the period from May 2009 to February 2010. Please revise here and in The Offering section on page 13 for consistency or advise. In this regard, we also note that Note 5 to your financial statements indicates that you sold the 900,000 shares of common stock on February 8, 2010.

Response: The disclosure has been revised on page II-2 and page 13 in the Offering section to be consistent with the disclosure on page 15 regarding the sale of the 900,000 shares.

Exhibit 5.1

15.             We note your response to our prior comment 25.  Please revise the opinion to clarify that counsel is relying on the Articles of Incorporation, Bylaws, resolutions of the Board of Directors and the Registration Statement and exhibits thereto as to factual matters only or advise.

Response:  The requested revision has been made to Exhibit 5.1.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin

David Lubin

cc: Moses Gross